STATEMENT IN TERMS OF SECTION 10
OF THE EXEMPTED LIMITED PARTNERSHIP LAW (AS AMENDED)

Whereas an Amended and Restated Agreement of Limited Partnership in respect of III to I Maritime Partners Cayman I, L.P. (the “Partnership”) was adopted on November 15, 2006 (the “Partnership Agreement”), the following revisions to the details previously filed in the Section 9 Statement for the Partnership are made and filed:

2.	Business:	The business of the Partnership shall be any lawful activity under the Law as restricted by the terms of the Partnership Agreement.

/S/

for and on behalf of
III to I International Maritime Solutions Cayman, Inc.

General partner of the Partnership

Dated:  November   24  , 2008